UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Orezone Resources Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

685921

(CUSIP Number)

Larry E. Phillips
Senior Vice-President, Corporate Affairs and Corporate Secretary
IAMGOLD Corporation
401 Bay Street, Suite 3200
P.O. Box 153
Toronto, Ontario
M5H 2Y4, Canada
Tel:  (416) 360-4719

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.1 3d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.  685921
1	Name of Reporting Persons. I.R.S.Identification Nos. of above persons (entities only). IAMGOLD Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 71,428,571(1)
	8	Shared Voting Power 30,009,037(2)
	9	Sole Dispositive Power 71,428,571(1)
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,437,608(3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 22.9%(4)
14	Type of Reporting Person (See Instructions) CO
(1)	Represents common shares of Orezone Resources Inc. (“Orezone”) that IAMGOLD Corporation (“IAMGOLD”) has acquired by way of a private placement in accordance with the Arrangement Agreement.
(2)
Represents common shares of Orezone that are subject to separate lock-up agreements, described below, each dated December 10, 2008, between IAMGOLD and each of Ronald Little, Michael Halvorson, Paul Carmel, David Netherway, Alain Krushinsky, Pascal Marquis, Gregory Bowes, Niel Marotta, Sean Homuth, Charles Taschereau, and MinQuest Fund I, L.P. (together, the “Shareholders”) regarding shares beneficially owned or deemed to be beneficially owned by the Shareholders (the “Lock-up Agreements”). This Schedule 13D shall not be construed as an admission by IAMGOLD that IAMGOLD is, for the purposes of Section 13(d) of the Act, the beneficial owner of any of the common shares of Orezone covered by the Lock-up Agreements.

(3)	Includes 30,009,037 common shares of Orezone beneficially owned or deemed to be beneficially owned by the Shareholders and subject to the Lock-up Agreements.
(4)
Based on 357,840,938 common shares of Orezone outstanding as represented by Orezone in the Arrangement Agreement, described below, and assuming the issuance of 13,002,308 common shares of Orezone issuable upon exercise of a convertible debenture held by a Shareholder and upon the exercise of options held by the Shareholders and the issuance of 71,428,571 common shares of Orezone pursuant to the Private Placement, as described below.

    This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on December 19, 2008 (the “Schedule 13D”), with respect to the common shares (the “Common Shares”) of  Orezone Resources Inc. (“Orezone”), previously filed by IAMGOLD Corporation (“IAMGOLD”). The Common Shares to which this Amendment relates are held directly by IAMGOLD. This Amendment is being filed to update the Schedule 13D in light of recent events.

Except as expressly provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. All capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 4.	Purpose of the Transaction
On December 31, 2008 Orezone issued 71,428,571 Common Shares to IAMGOLD pursuant to the Private Placement contemplated by the Arrangement Agreement at CDN$0.28 per share for total gross proceeds to Orezone of CDN$19,999,999.88, representing an approximately 16.6% interest in Orezone after the issuance. IAMGOLD did not hold any securities of Orezone prior to the Private Placement.

Item 5.	Interest in Securities of the Issuer

IAMGOLD has acquired 71,428,571 Common Shares in accordance with the Arrangement Agreement and is therefore the direct owner of such Common Shares.

Set forth in Schedule II hereto are the number and percentage of Common Shares beneficially owned or deemed to be beneficially owned by each of the directors and officers of IAMGOLD as at January 8, 2009.

 SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2009

IAMGOLD Corporation

By:	/s/ Larry Phillips
Name: Larry Phillips
Title: Senior Vice President Corporate Affairs and Corporate Secretary

 Schedule II

Name	Number of Common Shares Benfically Owned	Percentage of Common Shares Beneficially Owned
Directors
William D. Pugliese	—	—
Derek Bullock	—	—
John E. Caldwell	—	—
Donald K. Charter	—	—
Joseph F. Conway	—	—
W. Robert Dengler	—	—
Guy G. Dufresne	—	—
Jean-André Élie	—	—
Stephen Freedhoff	—	—
Peter C. Jones	—	—
Mahendra Naik	—	—
John Shaw	—	—
Executive Officers
Joseph F. Conway	—	—
Carol Banducci	—	—
Michael Donnelly	—	—
Ross Gallinger	—	—
John McCombe	—	—
Denis Miville-Deschênes	—	—
Paul B. Olmsted	—	—
Larry E. Phillips	—	—
P. Gordon Stothart	—	—
Janet Wilkinson	—	—
Brian Chandler	—	—